UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2011

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

Re'em, D.N. Shikmim 79813
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On April 28, 2011, Alexander Milner resigned from his position as director of the registrant, and the board of directors of the registrant elected Dr. Shlomo Shamir to fill the vacancy created by Mr. Milner’s resignation.

Dr. Shlomo Shamir joins our board of directors as of April 28 2011. He brings vast senior-level management experience from several leading global technology companies, with business experience in all five continents and several industries. From 2009 till 2010 he served as the President of Aeronautics Systems Ltd. Prior to that position, he served as the President of NICE Ltd.(NASDAQ:NICE), and prior to that served as the President and CEO of NICE Systems Inc. Before joining NICE, he served as President and CEO of CreoScitex Americas, and prior to that as President and CEO of Scitex America. Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces, retired as a Brigadier General. He is currently also the Chairman of the Board of Scodix Ltd., and is serving as a board member in other companies, including Visonic (TASE) and MST (private). Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion, Israel’s Institute of Technology, and Master of Science and PhD degrees in Economic Engineering Systems from Stanford University, California.

Mr. Milner did not resign from the registrant’s board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: April 28, 2011